UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HEWLETT-PACKARD COMPANY

(Exact name of the registrant as specified in its charter)

DELAWARE	1-4423	94-1081436
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

3000 HANOVER STREET, PALO ALTO, CA	94304
(Address of principal executive offices)	(Zip Code)

Rishi Varma
Senior Vice President, Deputy General Counsel and Assistant Secretary
(650) 857-1501

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01                                           Conflict Minerals Disclosure and Report

Hewlett-Packard Company (“HP”) is a leading global provider of products, technologies, software, solutions and services to individual consumers, small- and medium-sized businesses and large enterprises, including customers in the government, health and education sectors. We have a long-standing commitment to global citizenship.  As part of our commitment, we expect our suppliers to conduct their worldwide operations in a socially and environmentally responsible manner pursuant to the HP Supply Chain Social and Environmental Responsibility Policy, which is available on our website at http://www8.hp.com/us/en/hp-information/global-citizenship/society/supplier-ser-requirements.html.  In 2011, we added to this policy a section on conflict minerals (as defined in Item 1.01 of Form SD) and communicated our expectations with respect to these conflict minerals to our supply chain.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2013 is publicly available electronically at http://h20195.www2.hp.com/V2/GetPDF.aspx/c04280794.pdf.

Item 1.02                                           Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto.

Section 2 — Exhibits

Item 2.01                                           Exhibits

Exhibit 1.02                           Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HEWLETT-PACKARD COMPANY

May 28, 2014	By:	/s/ John F. Schultz
	Name:	John F. Schultz
	Title:	Executive Vice President, General Counsel and Secretary